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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              INITIAL SCHEDULE 13G


                  Under the Securities Exchange Act of 1934


                         Banyan Systems Incorporated
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                               (Name of Issuer)
                    Common Stock, Par Value $.01 Per Share
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                        (Title of Class of Securities)
                                   06698104
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                                (CUSIP Number)


Check here if a fee is being paid with this statement: (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                              PAGE 1 OF 5 PAGES

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CUSIP No. 06698104                    13G             Page  2  of  8  Pages
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  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       HarbourVest Partners, LLC
       I.R.S. No. 04-3335829
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  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  |_|
                                                                   (b)  |_|
       N/A

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  3    SEC USE ONLY

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  4    CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
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               5   SOLE VOTING POWER
 Number of
   Shares          3,947,380
             -------------------------------------------------------------------
Beneficially   6   SHARED VOTING POWER
  Owned by
    Each           -0-
             -------------------------------------------------------------------
 Reporting     7   SOLE DISPOSITIVE POWER
   Person
    With           3,947,380
             -------------------------------------------------------------------
               8   SHARED DISPOSITIVE POWER

                   -0-
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   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       2,631,580 from Series A Convertible Preferred stock
       1,315,800 from Series B and C Convertible Preferred stock warrants
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  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

       N/A
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  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       18.2%
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  12   TYPE OF REPORTING PERSON*

       IA
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                PAGE 2 OF 5 PAGES

      The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission.

            Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

      Item 1(a) Name of Issuer:
                Banyan Systems Incorporated ("Banyan" or the "Company")

      Item 1(b) Address of Issuer's Principal Executive Offices:
                120 Flandus Road
                Westboro, MA  01581-5013

      Item 2(a) Name of Person Filing:
                This filing is made on behalf of HarbourVest Partners, LLC (HarbourVest).

      Item 2(b) Address of the Principal Offices:
                The principal business office of HarbourVest is One Financial Center, 44th floor, Boston, Massachusetts 02111.

      Item 2(c) Citizenship:
                HarbourVest is organized and exists under the laws of the State of Delaware.

      Item 2(d) Title of Class of Securities:
                Common Stock, par value $.01 per share, of Banyan (the "Common Stock")

      Item 2(e) CUSIP Number:
                06698104

      Item 3 If the Statement is being filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

                (e) (X) Investment Adviser registered under ss.203 of the Investment Advisers Act of 1940.


                              PAGE 3 OF 5 PAGES

      Item 4   Ownership:

               (a) Amount Beneficially Owned: HarbourVest has beneficial ownership of (i) 263,158 shares of Series A Convertible Preferred Stock, par value $.01 per share, of Banyan convertible into 2,631,580 shares of Common Stock, (ii) Warrants exercisable for 65,790 shares of Series B Convertible Preferred Stock, par value $.01 per share, of Banyan, which shares of Series B Convertible Preferred Stock are convertible into 657,900 shares of Common Stock and
                    (iii) Warrants exercisable for 65,790 shares of Series C Convertible Preferred Stock, par value $.01 per share, of Banyan, which shares of Series C Convertible Preferred Stock are convertible into 657,900 shares of Common Stock. The Series A, B and C Preferred Stock vote on a "as converted" basis. The Warrants are non-voting and are not exercisable until July 30, 1998. HarbourVest is the managing member of HVP V-Direct Associates L.L.C., the general partner of HarbourVest Partners V-Direct Fund L.P. ("Fund V"). Fund V is the record and ultimate owner of the foregoing securities. HarbourVest, in its capacity as managing member of the general partner of Fund V, has the sole power to vote and dispose of the securities held by Fund V.


               (b)  Percent of Class: Represents 18.2% of the Common Stock.

               (c)  Number of shares as to which such person has:

               (i)  sole power to vote or to direct the vote:

                          HarbourVest has sole power to vote or to direct the vote of 3,947,380 shares.

                    (ii)  shared power to vote or to direct the vote:   -0-

                    (iii) sole power to dispose or to direct the disposition of:
                          HarbourVest has sole power to dispose or to direct the disposition of 3,947,380 shares.

                    (iv)  shared power to dispose or to direct the disposition
                          of:                                           -0-

      Item 5   Ownership of Five Percent or Less of a Class:
               Not applicable.

      Item 6   Ownership of More than Five Percent on Behalf of Another Person:
               See Item 4 above.

      Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding
               Company:
               Not applicable.

      Item 8   Identification and Classification of Members of the Group:
               Not applicable.

      Item 9   Notice of Dissolution of a Group:
               Not applicable.

      Item 10  Certification:
               By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


                                PAGE 4 OF 5 PAGES

                                  SIGNATURE

      After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                    HarbourVest Partners, LLC


                                    By:    /s/ Martha D. Vorlicek
                                           --------------------------

                                    Name:  Martha D. Vorlicek

Dated:  March 13, 1998              Title: Managing Director


                              PAGE 5 OF 5 PAGES